SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, New York 10017

VIA EDGAR	April 21, 2011

Re:	The Charles Schwab Corporation

Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of The Charles Schwab Corporation, a Delaware corporation (“Schwab”), we hereby submit for filing by electronic transmission a Registration Statement on Form S-4 with respect to registration under the Securities Act of 1933, as amended (the “Securities Act”), of common stock, par value $0.01 per share, of Schwab issuable in the proposed merger of optionsXpress Holdings, Inc. with a direct wholly-owned subsidiary of Schwab.

The $126,420.55 registration fee, calculated pursuant to Rules 457(c) and 457(f)(1) under the Securities Act, has been transmitted by wire transfer of immediately available funds to the Securities and Exchange Commission’s lockbox depository for credit to Schwab’s account.

If you have any questions with respect to the foregoing, please call Lee Meyerson ((212) 455-3675) or Elizabeth Cooper ((212) 455-3407)) of this firm.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP